Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

Good Morning INSPIRATO –

First, it is exciting to write to all of you! I know many of you have been wondering why my typically frequent SKIMS have taken a bit of a backseat over the past few months. To say that things have been busy would be quite an understatement. Thankfully, one reason for this is that our subscribers and members continue to love traveling with us. I can’t remember a time when more was happening – it is all very exciting. We will be sharing much more about how we have been performing as well as some exciting business innovations in the coming weeks/months.

Today though, I am writing to tell you about a milestone. Early today, Thayer Ventures Acquisition Corp. officially filed an S-4 Registration Statement with the Securities and Exchange Commission (SEC) in connection with its business combination with INSPIRATO. This is the next step in our process to becoming a public company. Rather than me rambling about it here, our team has created an internal FAQ that accompanies this email. We are committed to keeping you updated and informed and recommend that you review the FAQ. As always, please let us know if you have additional questions.

There have been a number of people who have quite literally worked around the clock to accomplish this filing. It is always hard to just call out a name or two as we inevitably leave out others that have been involved, but please know that we are blessed with an incredible team of professionals that have gone way above and beyond. I can’t wait for the world to return to “normal”, for our office to be filled again, and for us to have an All-Employee Meeting where we can properly recognize each of these individuals.

In addition to the FAQ about our filing, I’ve also attached an overview of our 2022 Employee Compensation program. This document does a good job of giving a broad overview of our compensation philosophies and the components of compensation we have in mind for 2022 and beyond. We know that many of you will have questions and all of you will want to know how becoming a public company will impact you and your compensation personally. Trust that we understand this and are committed to having specific discussions with everyone – when appropriate. There are legal and regulatory considerations around the timing of these discussion, but again, trust that we will address all of your questions in the coming months.

One more important thing to note – we realize that the impacts of COVID are still creating an air of uncertainty—especially around coming back to the office and resuming fully normal operations. We remain committed to putting your and your families’ safety first and will continue to keep you informed. Until then – enjoy the change in season with friends and family, travel safely and thank you for ALL that each of you do to make INSPIRATO the great company that it is! I look forward to seeing all of you soon.

dk

David S. Kallery | President

FREQUENTLY ASKED QUESTIONS: EMPLOYEES

1. What is happening? What is an S-4?

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Today, Thayer Ventures Acquisition Corp. (“Thayer”) (NASDAQ: TVAC), a special purpose acquisition company (“SPAC”) filed an S-4 Registration Statement with the Securities and Exchange Commission (“SEC”) in connection with the business combination with Inspirato. Thayer is required to file an S-4 in connection with the business combination, and it is the next step in our process to becoming a public company.

2. What is a SPAC, and who is Thayer Ventures Acquisition Corp.?

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A SPAC is formed for the purpose of effecting a business combination with a private operating company, such as Inspirato, ultimately transitioning the private company to become a public company through the transaction.

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Thayer is led by Co-CEOs Mark Farrell and Christopher Hemmeter, co-founders and Managing Directors of Thayer Ventures, a preeminent venture platform for travel and transportation entrepreneurs. Chris is expected to join the Inspirato Board but will not have an active role in day-to-day operations. No other Thayer employees are joining Inspirato.

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Thayer is comprised of investors from the travel industry including major real estate owners, global hotel brands, industry experts and executives from leading corporations across the global travel sector, creating a network of relationships with major industry participants that we are poised to benefit from.

3. Does this mean Inspirato is a public company today? Is it guaranteed that Inspirato will go public?

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Nope, not yet! Following the filing of the S-4 Registration Statement, it will then go through the SEC’s review process. After the SEC’s regulatory review process is completed, Thayer will hold a shareholder meeting to vote on the transaction. If all goes well, and closing conditions are met, we expect the transaction to close in the fourth quarter of 2021. At that time, Inspirato would become a publicly traded company!

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The respective boards of directors of Inspirato and Thayer have unanimously approved the proposed transaction. However, there are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals, including from shareholders of Thayer and Inspirato, and satisfaction of customary closing conditions.

4. Why does this transaction make sense?

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Going public via this transaction is the next major step for Inspirato! We believe that accessing the public capital markets will help accelerate our growth strategy and fast-track our ability to deliver exceptional Inspirato experiences to our members, as well as more affluent travelers.

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Having access to the public markets will help us to fuel growth and subscriber acquisition through continued platform and technology investments, expand our property portfolio, and introduce additional products and services to more potential subscribers.

5. What does this mean for me?

•	We expect that our planned SPAC merger will result in little to no change in day-to-day responsibilities for most of our employees.

•	Upon the closing of the transaction, we expect to have a stronger financial profile to help accelerate our growth, which we believe will create more opportunities for everyone at Inspirato.

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Importantly, there are strict rules that dictate how Inspirato and its employees are permitted to publicly speak about the company and its business endeavors during this process and in the future as a public company. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about Inspirato’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions (see external communications section below).

6. What if I have Inspirato stock options? Will I receive more options?

•	We know many of you will have questions about what this transaction means for you individually, and we are committed to helping you understand all the details.

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We are in the process of reviewing our compensation policies and will share more information once that has been finalized in the coming weeks. Please also review the 2022 Inspirato Employee Compensation Program Initial Overview.

7. Can I buy stock in Inspirato? If so, when?

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Currently, you may not purchase shares or warrants in Thayer, the company Inspirato will merge with through this transaction (see the Insider Trading section below). Once Inspirato is public, subject to certain policies we will put in place to ensure compliance with federal securities laws, employees will be able to buy Inspirato stock on the open market.

8. What can I communicate externally about this transaction (including to family and friends)?

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As we go through this process and become a public company, confidentiality is more important now than ever. Sharing confidential details about our business can jeopardize the deal and get both the company and any individuals that leak information into serious trouble with regulators.

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Please don’t share any company information that is not publicly available, even with your friends and family. Not even spouses. This isn’t an arbitrary ask — it’s a legal mandate that we are all obligated to follow during this process.

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In a similar vein, please don’t post or engage with (including liking, commenting or resharing) any stories on social media about this news. However, reposting or liking content posted by Inspirato’s official company accounts, with no additional copy, is okay.

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You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working. During this process and in the future, as a public company we will need to make sure that only specified persons discuss future plans or business projections concerning the company

9. Where can I find SEC filings related to the transaction and the combined company in the future?

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These filings can be found on the SEC’s website at www.sec.gov. Until the business combination is completed, they can be found by searching for filings related to Thayer. In the future, you may also find these filings on our Inspirato website under the investor relations tab.

10. Members and/or partners are asking me questions about going public or about the health of our business. What should I tell them?

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We are strictly limited in our ability to speak about the performance of the business. If your friends, family or business contacts want information regarding the transaction, please direct them to our press release.

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If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “Thank you for your interest in Inspirato, but I cannot offer any further detail on the transaction. Please see our press release and SEC disclosures.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

2022 Inspirato Employee Compensation Program

Initial Overview

This document is an initial overview of our approach to the 2022 Inspirato Employee Compensation Program (“Compensation Program”) and an update on our current Compensation Program for full-time year-round Inspirato employees. As Inspirato evolves from a private entity to a publicly traded company, the Compensation Program will continue to evolve as well. As part of this evolution, it will be important to connect employee compensation more directly to value creation for our stockholders. To help guide us toward this objective, we have been working with outside compensation experts to understand best practices and market standards used by top public companies. Ultimately, our goal is to recruit and retain incredible talent to help us build value and realize our mission here at Inspirato.

While this overview provides details on our current plans, it is subject to change. And to state the obvious here at the outset, nothing in this overview should be taken to create or imply the existence of an employment contract, or alter the “at-will” relationship between any employee and the company.

Our Compensation Philosophy

Inspirato’s compensation philosophy is designed to align with our business strategy by rewarding contributions that support our vision, mission, and values.

Four core beliefs serve as the foundation of our philosophy. We believe in:

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Rewarding employees who believe in our business, embody our values, and consistently exceed performance expectations over time. We do this by offering a variety of compensation elements we call “Total Rewards.” These include market-based base salary, discretionary bonus opportunities for eligible employees, commission-based compensation plans for eligible employees, a robust benefits package, opportunities for career advancement, employee travel benefits and other perks, and retirement savings through our 401k plan with an employer match. Looking ahead, we also plan to include a long-term incentive compensation component, including equity awards comprised primarily of Restricted Stock Units, as described below.

•	Compensation programs that are designed to be externally competitive and internally equitable.

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Building a compensation structure that reflects the comparable market pay rate for positions at companies similar in size, revenue generation and geographic location, as well as individual factors including seniority, performance-based merit, education/training and experience related to scope of responsibilities.

•	Compensation decisions that are made fairly, based on performance, proficiency, scope of work, prior experience and competitive market indicators.

Compensation Components

At Inspirato, compensation is a combination of three components: 1) base salary, 2) short-term incentives such as cash bonuses and commission plans, and 3) long-term incentive awards such as equity-based awards. Certain positions will be eligible to receive tips as part of their compensation which are also considered as a part of total compensation. In support of our compensation philosophy, each component is based on external local market analyses, internal equity analyses, and individual and company performance. And each component is evaluated regularly, including an annual compensation review cycle of all three.

Base Salary

As part of Inspirato’s annual compensation review process, eligible employees will be reviewed for a salary adjustment. Salary adjustments are based primarily on external local market analyses as well as individual performance and are implemented in accordance with local laws and regulations.

Cash Bonuses

Despite the ongoing effects of COVID on our business, we expect to make a partial bonus payout to bonus eligible employees for 2021 performance, which we expect to pay in February 2022. We also anticipate discretionary bonuses being part of our 2022 compensation program. Bonuses will be determined as a percentage of base salary, based on each eligible employee’s level.

All bonuses are subject to review and approval by Inspirato’s Board of Directors. Discretionary bonuses, including the size and terms, are at the company’s sole and total discretion, and are only earned by eligible employees who remain continuously employed through the applicable payment date.

Commission Plans

For eligible employees, we expect existing commission plans to remain in place for 2021. New commission plans will be communicated at the beginning of 2022.

New Equity-Based Awards

As we transition to a publicly traded company, it’s more vital than ever to connect employee compensation more directly to value creation for our stockholders through grants of equity-based awards. These awards allow all full-time year-round employees to benefit directly from the success of the company. Historically, these awards have been in the form of options to purchase units of Inspirato. However, after Inspirato becomes a publicly traded company, these awards will typically be issued in the form of restricted stock units (“RSUs”) settleable in shares of Inspirato’s common stock, subject to the terms and conditions of Inspirato’s 2021 Equity Incentive Plan and a restricted stock unit award agreement.

As part of the annual compensation review process, employees will be eligible to receive equity-based awards in the form of RSUs. The size of an award of RSUs will be based on the employee’s level, individual contribution, and company performance.

Equity-based awards for the 2022 fiscal year will be issued in the first quarter of 2022. All equity-based awards, including the applicable terms and conditions, are subject to review and approval by Inspirato’s Board of Directors. Equity-based awards, including the size and terms of the awards, are in the sole and total discretion of the Company.

In addition, we are creating an Employee Stock Purchase Plan (ESPP) as another way for employees to share in the success of the company. Employees will be allowed to elect a portion of their salary through payroll deductions to purchase company equity through the plan. Due to regulatory requirements, the plan will not be launched until at least 60 days after our stock is publicly traded. We will provide more details about the plan at that time.

As part of transitioning to a publicly traded company, Inspirato is working towards launching a new online solution for our overall employee equity program. We expect this new solution to allow employees to view the real-time value of their equity-based awards and such awards’ vesting schedules, and to make transactions with respect to shares obtained from equity-based awards.

Compensation Program Communication

Employees will be provided with additional details about the 2022 annual compensation review process during the first quarter of 2022, with the objective of communicating their 2022 base salary, 2021 cash bonus, if any, 2022 commission plan, if applicable, and 2022 equity-based award, if applicable.

During the first quarter of 2022, we will also communicate with individuals who were previously granted options to purchase Inspirato units (“Inspirato Options”), to share information about how our transition to a publicly traded company impacts them.

Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.